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                     Filed by Board of Trade of the City of Chicago (CBOT)
                     Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on August 3, 2000, and is currently available on the CBOT's intranet sites, MemberNet and OnBoard.



August 3,2000

Dear Fellow Members:

At a hearing today we obtained from the Circuit Court the result we sought when we were forced to file suit against the CBOE over Step One of the restructuring. Judge Stephen Schiller extracted from the CBOE a judicial admission that it would take no action to extinguish the Exercise Right, now or in the future, based solely on Step One of the CBOT's restructuring. Based on that binding admission, the Court dismissed the lawsuit as no longer involving a justiciable controversy. We had, of course, brought the suit only after the CBOE earlier refused our request to offer just that guarantee.

Judge Schiller also stated, in dicta, that he was not persuaded by the CBOE's argument that the CBOT's lawsuit to enforce the 1992 Agreement was preempted and must therefore be brought before the SEC. Instead, the Court indicated his view that an action for breach of the 1992 Agreement, which specifically provides that either party can sue to enforce the Agreement and to recover damages, is properly decided by an Illinois state court. Although we hope to resolve our differences with the CBOE regarding Step Two of the restructuring initiative--we are confident that, just as the parties agreed in 1992, the Court will resolve any dispute should that become necessary.

Sincerely,
David P. Brennan

Email: restructuring@cbot.com
Fax: 312-341-5810
Mail:
CBOT Restructuring
4015 Board of Trade Building
Chicago, Ill. 60604

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The CBOT urges its members and membership interest holders to read the
Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.